Exhibit 99.2

CONDITIONAL NOTICE OF REDEMPTION

IHS Holding Limited

August 25, 2026

U.S.$500,000,000 5.625% Senior Notes due 2026 (the “Notes”)

(Regulation S Notes ISIN/Common Code: XS2413632360 / 241363236; Rule 144A Notes CUSIP/ISIN: 44963H AA3 / US44963HAA32)

Conditional Notice of Redemption

NOTICE IS HEREBY GIVEN in accordance with Section 3.03 of the indenture dated November 29, 2021 (as amended, supplemented or otherwise modified from time to time, the “Indenture”) among IHS Holding Limited, an exempted company with limited liability incorporated and registered by way of continuation in the Cayman Islands (the “Issuer”), the Guarantors (as defined in the Indenture), Kroll Trustee Services Limited (formerly Lucid Trustee Services Limited), as trustee (the “Trustee”), and Citibank, N.A., London Branch, as Paying Agent, Transfer Agent and Registrar (the “Paying Agent”), that, in accordance with Section 3.07(d) of the Indenture and paragraph 5(d) of the Notes, the Issuer has exercised its right to redeem, and does hereby call for redemption and will redeem on September 9, 2026 (the “Redemption Date”) (subject to the conditionality in paragraph 1 below), all Notes at a redemption price of 100.000% of the principal amount of such Notes, plus accrued and unpaid interest thereon, to (but excluding) the Redemption Date (the “Redemption”).

The terms and conditions of the Redemption are as follows:

1.	The Issuer hereby gives notice that the entire outstanding $200 million in aggregate principal amount of the Notes will be redeemed on the Redemption Date in accordance with Section 3.07(d) of the Indenture. The Issuer’s obligation to redeem any of the Notes on the Redemption Date is conditional upon the Issuer receiving sufficient cash proceeds under certain financing arrangements to fund the Redemption (the “Condition”). In the event that the Condition shall not have been satisfied (or waived by the Issuer in its sole discretion) on or by the Redemption Date, the Redemption may not occur and this Conditional Notice of Redemption may be rescinded. Additionally, the Issuer may, in its sole discretion, delay the Redemption Date until such time as the Condition is satisfied, provided however that any such delayed Redemption Date shall not be more than 60 days from the date hereof. Accordingly, none of the Notes shall be deemed due and payable on the Redemption Date unless and until the Condition is satisfied or waived by the Issuer in its sole discretion. If the Condition is not satisfied or waived, any Notes previously surrendered to the Paying Agent shall be returned to the Holders thereof. The Issuer will provide notice to the Trustee and the Paying Agent of any such revocation of this Conditional Notice of Redemption on or before the Redemption Date. Subject to the satisfaction or waiver of the Condition, the Redemption Date for the Notes to be redeemed will be the later of (i) September 9, 2026 and (ii) if the Condition has not been satisfied or waived on or by September 9, 2026, one business day following the satisfaction or waiver of the Condition and notified to Holders by the Issuer.

2.	In accordance with Section 3.07(d) of the Indenture and paragraph 5(d) of the Notes, the Redemption price will be 100.000% of the principal amount of the Notes to be redeemed plus $3,125,000.00 of accrued and unpaid interest and Additional Amounts (as defined in the Indenture), if any, to (but excluding) the Redemption Date (the “Redemption Price”).

3.	The Notes called for Redemption must be surrendered (in accordance with the practices of DTC, Euroclear and Clearstream, Luxembourg) to Citibank, N.A., London Branch as Paying Agent, at Citigroup Centre, 25 Canada Square, Canary Wharf, London E14 5LB, United Kingdom, to collect the Redemption Price.

4.	Unless the Issuer defaults in making such redemption payment, interest on Notes called for Redemption will become due and payable on the Redemption Date and interest and Additional Amounts, if any, on the Notes to be redeemed will cease to accrue on and after the Redemption Date.

5.	The Redemption payments will be made on the same day as the Redemption Date. The record date shall be the business day in New York before the Redemption Date.

6.	The CUSIP, ISIN or Common Code numbers, as applicable, in relation to the Notes being redeemed are as set forth above. No representation as to the correctness or accuracy of the CUSIP, ISIN or Common Code numbers listed in this notice is made.

All capitalized terms used and not otherwise defined in this Conditional Notice of Redemption have the meaning given to them in the Indenture.

This Notice is given by:

IHS Holding Limited, the Issuer.

Enquiries about the above notice should be directed to the Issuer at investorrelations@ihstowers.com

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